UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

SEC FILE NUMBER 0-21832

CUSIP NUMBER 900010 10 9

[ x ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: June 30, 2012

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TurboSonic Technologies, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

550 Parkside Drive, Suite A-14
Address of Principal Executive Office (Street and Number)

Waterloo, Ontario, Canada N2L 5V4
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is filing this Form 12b-25 to postpone the filing of its Annual Report on Form 10-K for the fiscal year ended June 30, 2012 beyond the prescribed due date of September 28, 2012. The executive officers of the Registrant are actively negotiating an agreement with an unrelated third party that is expected to address the Registrant's limited capital resources. (For further information regarding this potential transaction, see Attachment A to this Form 12b-25.) As a result of these negotiations, the Registrant was unable to complete the preparation of its consolidated financial statements and the related disclosures to have the Form 10-K properly certified by its principal executive officers and reviewed by its independent registered chartered accountants. The Registrant expects to file the Form 10-K on or before October 15, 2012.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Denise Tormey	212	768-6700
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [           ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A.

TurboSonic Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 1, 2012	By:	/s/ Carl A. Young
Carl A. Young
	Title:	Chief Financial Officer

Attachment A to Form 12b-25

TurboSonic Technologies, Inc.

Form 10-K for the Year Ended June 30, 2012

The Registrant had revenues of $16,289,795 for the year ended June 30, 2012 compared with revenues of $13,739,297 for the year ended June 30, 2011. The Registrant expects to have a net loss of approximately $2,700,000, or $ 0.15 per share, for the year ended June 30, 2012, compared with a net loss of $1,594,144, or $0.09 per share, for the year ended June 30, 2011.

The losses incurred by the Registrant during the past three fiscal years have significantly reduced its capital resources and have raised substantial doubt at June 30, 2012 whether such capital resources are sufficient to support its operations through the twelve months following June 30, 2012. In addition, the consolidated financial statements in the Form 10-K for the year ended June 30, 2012 will include a valuation reserve on deferred income tax assets and an impairment of goodwill to nil (a net adjustment of $589,672) to reflect realization of value in the next twelve months. Except as noted in the next two paragraphs, management anticipates that the report of the Registrant’s independent registered public accounting firm relative to the Registrant’s consolidated financial statements as of and for the year ended June 30, 2012 will contain an explanatory paragraph indicating that substantial doubt exists with respect to the Registrant’s ability to continue as a going concern.

Because of its limited capital resources, the Registrant has been actively pursuing various strategic alternatives, including possible financing transactions. The Registrant has executed a nonbinding expression of interest with an unrelated third party that currently contemplates a transaction that is expected to address, among other things, the Registrant’s limited capital resources. The parties are currently negotiating the terms of definitive agreements with respect to such transaction, but there can be no assurance that the negotiations relating to this transaction will be successfully concluded.

The Registrant is conferring with its accountants to determine if a going concern qualification and the valuation reserve on deferred income tax assets and the impairment of goodwill are necessary if the definitive agreements referenced in the prior paragraph are executed prior to the filing of its Annual Report on Form 10-K for the fiscal year ended June 30, 2012. If the valuation reserve on deferred income tax assets and the impairment of goodwill are not necessary, the Registrant expects that it would have a net loss of approximately $2,100,000, or $ 0.11 per share, for the year ended June 30, 2012.

This Form 12b-25 contains statements that are forward-looking as that term is defined by the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties, such as our ability to successfully negotiate the terms of the definitive agreements referenced above, of which there can be no assurance, and other factors that may negatively affect the statements made in this Form 12b-25. These risks and uncertainties could cause actual results to differ materially from historical results or those we anticipate. In evaluating these statements, you should specifically consider the risks discussed in our annual report on Form 10-K for the fiscal year ended June 30, 2011, our quarterly reports for the quarterly periods ended September 30, 2011, December 31, 2011 and March 31, 2012 as well as other reports or documents that we have filed from time to time with the SEC. Our statements are based upon information known to us as of the date this Form 12b-25 is filed with the SEC, and we assume no obligation to update or alter our forward-looking statements within this form, whether as a result of new information, future events or otherwise, except when required by applicable federal securities laws.